SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

On June 3, 2005, Registrant ceased to publicly offer shares of Investors Bond Fund. As of September 30, 2005 and due to shareholder redemptions in response to the cessation of the public offering of the Fund's shares, Pershing LLC controlled Investors Bond Fund with an ownership interest of 30.56%. Due to continued shareholder redemptions Pershing, LLC continued to control the Fund from October 31, 2005 through February 28, 2006 with ownership interests between 31.69% and 37.33%. Through continued shareholder redemptions Martin H. Wolfe became a control person of the Fund on October 26, 2006 with an ownership interest of 25.55%. Mr. Wolfe's interest rose to 31.05% as of February 28, 2006 due to continued shareholder redemptions. On March 27, 2006, the Fund had no shareholders and ceased operations.